
07003152

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton, Johnston & Co., Inc.
A/K/A Hamilton & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 College Rd. East
(No. and Street)

Princeton	NJ	08540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James N. Federico, Jr — (609) 452-0300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Winer & Evens, LLP
(Name – *if individual, state last, first, middle name*)

400 Garden City Plaza	Garden City	NY	11530
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2007
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Hamilton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton, Johnston & Co., Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON L. SANTACROCE
NOTARY PUBLIC
STATE OF NEW JERSEY
No. 2178177
Commission Expires May 23, 2010

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON, JOHNSTON & CO., INC. A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS

Year Ended December 31, 2006


mwe

Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

HAMILTON, JOHNSTON
& CO., INC.
A/K/A HAMILTON & COMPANY

FINANCIAL STATEMENTS
Year Ended December 31, 2006



Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

Board of Directors
Hamilton, Johnston & Co., Inc.
a/k/a Hamilton & Company

We have audited the accompanying statement of financial condition of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company (the "Company") as of December 31, 2006 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hamilton, Johnston & Co., Inc. a/k/a Hamilton & Company, at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer & Evens LLP

Garden City, New York
February 15, 2007

Headquarters
400 Garden City Plaza, Suite 500, Garden City, NY 11530-3323 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com
New York Office
330 Madison Avenue, 15th Floor, New York, NY 10017-5001 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

HAMILTON, JOHNSTON & CO., INC.
A/K/A HAMILTON & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31,	2006
ASSETS	
Current Assets:	
Cash and money market funds	$ 656,867
Receivable from broker/dealers	16,671
Receivable from clients, net of allowances of $51,091	357,412
Total Current Assets	1,030,950
Property and Equipment:	
Equipment, furniture and fixtures	805,730
Website development costs	20,999
	826,729
Less accumulated depreciation	769,943
Net Property and Equipment	56,786
Other Assets:	
Prepaid pension cost (Note 3)	110,707
Deposit and other	5,125
Total Other Assets	115,832
Total Assets	$ 1,203,568
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities -	
Accounts payable and accrued expenses	$ 310,724
Commitments (Note 2)	-
Stockholders' Equity:	
Common stock, no par value; authorized 1,000 shares; issued and outstanding - 937.50 shares	401,150
Contributed surplus	52,492
Retained earnings	439,202
Total Stockholders' Equity	892,844
Total Liabilities and Stockholders' Equity	$ 1,203,568

The accompanying notes are an integral part of this statement.

1. Organization, Nature of Business and Summary of Significant Accounting Policies

Organization and nature of business - The Company is a New Jersey corporation and was organized in 1977. The Company provides consulting services on investment planning, organization and supervision to select individuals, endowments, foundations and corporations. The Company has agreed to use Broadcort Correspondent Clearing, Division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (formerly Broadcort Capital Corp.) as its exclusive clearing broker on a fully disclosed basis.

Receivable from clients - Receivable from clients is reported in the statement of financial condition at its outstanding principal balance net of estimated allowances for doubtful accounts. The allowances for doubtful accounts are estimated based upon a review of outstanding receivables, historical collection information and existing economic conditions. During the year ended December 31, 2006 bad debt expense of $51,091 was charged to income and included in other operating expenses. Receivables from clients are charged against the allowances (written-off) when substantially all collection efforts cease.

Property and equipment - Equipment, furniture, fixtures and website development costs are recorded at cost. Depreciation is provided principally in accordance with the Modified Accelerated Cost Recovery System (MACRS) and Accelerated Cost Recovery System (ACRS) as provided by the Economic Recovery Tax Act of 1981 and the Tax Reform Act of 1986 which approximates depreciation based on the estimated useful lives of the assets.

Maintenance and repairs are charged to operations as incurred and renewals and improvements are capitalized. When property and equipment are sold or retired, the cost thereof and the related accumulated depreciation are eliminated from the respective property accounts and resulting gains or losses are taken into operations.

Commissions - The Company recognizes commissions and related costs arising from security transactions on a settlement date basis. Recording commissions and related costs on a trade date basis would not result in a material difference.

Fees - Fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income taxes - Effective January 1, 2006, the Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an "S" Corporation. Accordingly, the Company will not provide for federal income taxes since all income or loss will be passed through directly to the

stockholders. In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company has eliminated its federal deferred tax asset and liability upon approval of the election.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Commitments

The Company had a noncancelable operating office lease expiring in 2002.

On January 18, 2002, the Company exercised an option to extend the original lease for an additional five year period expiring July 31, 2007. The future minimum rental commitment under the noncancelable lease aggregates $109,495 as of December 31, 2006.

On January 24, 2007, the Company exercised an option to extend the original lease for an additional five year period expiring July 31, 2012; terms and conditions have not been finalized.

Total rental expense including escalations charged to operations was $235,036 for 2006.

3. Defined Benefit Pension Plan and 401(k) Plan

The Company has a defined benefit pension plan that was adopted in 1991 and covers substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement, based primarily upon years of service with the Company and compensation rates near retirement. Effective December 31, 2001, the Company froze the defined benefit pension plan; therefore, the plan will not accrue additional benefits for future employee services.

The Company uses a December 31, measurement date for its plan, accordingly, the following information is as of or for the year ended December 31, 2006.

Benefit Cost	$ (27,603)
Employer Contributions	$ -
Benefits Paid	$ -

Benefit Obligation at December 31	$ 1,173,750
Fair Value of Plan Assets at December 31	1,643,972
Funded Status	$ 470,222

The net amount recognized in the statement of financial condition at December 31, 2006 consists of:

Prepaid Pension Cost	$ 110,707

The accumulated benefit obligation for the defined benefit pension plan was $1,173,750 at December 31, 2006.

Assumptions:

Weighted-average assumptions used to determine benefit obligations at December 31, 2006:

Discount rate	7.00%	
Rate of compensation increase	0.00%	(benefits are frozen)

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31, 2006:

Discount rate	7.00%	
Expected long-term return on plan assets	7.00%	
Rate of compensation increase	0.00%	(benefits are frozen)

The expected long-term rate of return on assets is based on historical returns of conservative growth, value oriented marketable securities.

Plan Assets:

The Company's pension plan weighted - average asset allocations as of December 31, 2006, by asset category are as follows:

Asset Category	Plan Assets at December 31, 2006
Equity securities	66.93%
Government money market mutual funds	33.07%
Total	100.00%

The Company's investment policies and strategies are conservative growth with great fund stability as a goal; income secondary. The Company

invests in marketable securities with a value orientation on an almost fully funded status to be protected.

Estimated Cash Flows:

The Company does not expect to contribute to its defined benefit pension plan in 2007.

The following benefit payments are expected to be paid:

Year	Pension Benefits
2007	$ 81,036
2008	81,036
2009	81,036
2010	81,036
2011	81,036
Years 2012-2016	454,764

In September 2006, the Financial Accounting Standards Board (FASB) issued *Statement No. 158 - Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106 and 132R)* ("SFAS 158"). SFAS No. 158 requires that the full funding status of defined benefit pension and other postretirement plans be recognized in the statement of financial condition as an asset (for overfunded plans) or as a liability (for underfunded plans). In addition, SFAS No. 158 calls for recognition in other comprehensive income of gains or losses and prior service costs or credits that are not yet included as components of periodic benefit cost. Finally, SFAS No. 158 requires that the measurement of defined benefit plan assets and obligations be as of the date of the statement of financial condition.. The Company plans to adopt the provisions of SFAS No. 158 as of the end of the year ending December 31, 2007.

Effective September 1, 2006, the Company established a 401(k) plan covering all eligible employees. The plan is only an employee contributory plan.

4. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company's activities may expose the Company to risk in the event brokers, dealers or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains cash deposits at banks, which may at times, exceed applicable insurance limits.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that aggregate indebtedness, as defined, shall not exceed 1500% of net capital, as defined. At December 31, 2006, the Company had net capital of $341,100 which was $320,375 in excess of the amount required to be maintained at that date and had a percentage of aggregate indebtedness to net capital of 91%.

There were no subordinated borrowings at any time during the year ended December 31, 2006.

END